Exhibit 99.1

KANZHUN LIMITED Announces Changes to Board Compositions

BEIJING, Apr 30, 2022 (GLOBE NEWSWIRE) -- KANZHUN LIMITED (“BOSS Zhipin” or the “Company”) (Nasdaq: BZ), a leading online recruitment platform in China, today announced that the Company has appointed Ms. Xiehua Wang to the Company’s board of directors (the “Board”) and Ms. Xin Xu has resigned from its Board, effective on April 30, 2022. Ms. Xu’s resignation did not result from any disagreement with the Company.

Ms. Xiehua Wang is currently the Vice President of Product of the Company. Ms. Wang joined the Company in October 2016 and has over 10 years of experience in product management in internet companies. Prior to joining the Company, Ms. Wang was a senior product manager of Lianjia (currently known as KE Holdings Inc.), a leading housing transactions and services platform in China. From 2013 to 2016, she served as a senior product manager of Baidu Inc., a leading AI company in China, and was as a product manager of Renren Inc., a Chinese social media platform, from 2012 to 2013. Ms. Wang received her bachelor’s and master’s degrees from Communication University of China.

The Company would like to express its deep appreciation to Ms. Xin Xu for her contribution to the Company and service to the Board during her tenure. At the same time, the Company is pleased to welcome Ms. Xiehua Wang to the Board and believes that Ms. Wang will continue to bring value to the Company.

About KANZHUN LIMITED

KANZHUN LIMITED operates the leading online recruitment platform BOSS Zhipin in China. Established eight years ago, the Company connects job seekers and enterprise users in an efficient and seamless manner through its highly interactive mobile app, a transformative product that promotes two-way communication, focuses on intelligent recommendations, and creates new scenarios in the online recruiting process. Benefiting from its large and diverse user base, BOSS Zhipin has developed powerful network effects to deliver higher recruitment efficiency and drive rapid expansion.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

KANZHUN LIMITED

Investor Relations

Email: ir@kanzhun.com

THE PIACENTE GROUP, INC.

Email: kanzhun@tpg-ir.com